REQUEST TO WITHDRAW REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-166749)

China TMK Battery Systems, Inc.
Sanjun Industrial Park
No. 2 Huawang Rd., Dalang Street
Bao'an District, Shenzhen 518109
People's Republic of China

January 30, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request to Withdraw Registration Statement on Form S-1 (File No. 333-166749)

Ladies and Gentlemen:

China TMK Battery Systems, Inc. (the “Registrant”) hereby resubmits its request to withdraw, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), its registration statement pursuant to the Securities Act on Form S-1 (File No. 333-166749), together with all amendments thereto (the “Registration Statement”), because a determination has been made not to publicly offer the subject securities for sale due to market conditions.

The Registration Statement was originally filed with the Commission on May 11, 2010. The Registration Statement was not declared effective by the Commission under the Securities Act and none of the Registrant securities were sold pursuant to the Registration Statement.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at +(86)18688977631 or Dawn Bernd-Schulz, Esq. of Blank Rome LLP, our outside special securities counsel at (202)772-5946.

CHINA TMK BATTERY SYSTEMS, INC.

By: /s/ Jin Hu
Jin Hu
Chief Financial Officer